Exhibit 99.1

2017 SECOND QUARTER RESULTS

CNH Industrial 2017 second quarter revenues up 3% to $6.9 billion, net income at $247 million, with adjusted net income(2)(3) up 23% to $266 million or $0.19 per share.

Net industrial debt at $2.1 billion

Financial results presented under U.S. GAAP(1)

●	Industrial Activities’ revenues up 3.2% (up 4.5% on a constant currency basis) on strengthening agricultural equipment demand in LATAM and positive developments in APAC markets across all segments

●	Operating profit(2)(3) of Industrial Activities increased 6.2% to $481 million, with an operating margin of 7.2% as a result of a solid performance in all segments

●	Adjusted net income increased to $266 million in the second quarter of 2017, with adjusted diluted EPS(2)(3) of $0.19

●	Net industrial debt(2)(3) was $2.1 billion at June 30, 2017, in line with March 31, 2017

●	In June, S&P Global Ratings raised the credit ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC to “investment grade”, with stable outlook

●	Full year guidance leading to the high end of the sales and EPS range

Summary of Results ($ million except EPS)
Six Months Ended June 30,				Three Months Ended June 30,
2017	2016	Change		2017	2016	Change
12,629	12,125	4.2%	Revenues	6,948	6,753	2.9%
296	(384)	680	Net income (loss)	247	129	118
324	217	107	Adjusted net income	266	216	50

0.21	(0.28)	0.49	Basic EPS ($)	0.18	0.10	0.08
0.21	(0.28)	0.49	Diluted EPS ($)	0.18	0.10	0.08
0.23	0.16	0.07	Adjusted diluted EPS ($)	0.19	0.16	0.03

London (UK) – (July 26, 2017) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,948 million for the second quarter of 2017, up 2.9% compared to the second quarter of 2016. Net sales of Industrial Activities were $6,655 million in the second quarter of 2017, up 3.2% compared to the second quarter of 2016. Reported net income was $247 million for the second quarter of 2017 and includes a charge of $17 million ($11 million net of tax impact) related to the early redemption, in June 2017, of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017. Adjusted net income was $266 million for the second quarter, with adjusted diluted EPS of $0.19, up 19% compared to the second quarter of 2016.

Operating profit of Industrial Activities was $481 million for the second quarter of 2017, a $28 million increase compared to the second quarter of 2016, with an operating margin of 7.2%, up 0.2 p.p. compared to the second quarter of 2016.

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2017 SECOND QUARTER RESULTS

Income taxes were $113 million in the second quarter of 2017 ($107 million in the second quarter of 2016). Adjusted income taxes(1)(2) for the second quarter of 2017 were $123 million ($107 million in the second quarter of 2016). The adjusted effective tax rate (adjusted ETR)(1)(2) was 34% (36% in the second quarter of 2016).

Net industrial debt was $2.1 billion at June 30, 2017, in line with March 31, 2017, with cash flow generation from industrial operations of more than $400 million in the second quarter, offset by the payment of $161 million in dividends to shareholders in May 2017 and a foreign exchange impact on euro denominated debt. Total debt was $25.5 billion at June 30, 2017, compared to $24.5 billion at March 31, 2017. At June 30, 2017, available liquidity(1)(2) was $8.3 billion, up $0.8 billion compared to March 31, 2017.

During the quarter, the Company redeemed all of the outstanding $636 million aggregate principal amount of its 7 7⁄8% Senior Notes due 2017 (the “2017 Notes”). The $17 million one-time charge related to the early redemption of the notes will be more than offset by interest cost savings achieved through the remaining original term of the 2017 Notes.

On June 15, 2017, S&P Global Ratings raised its long-term corporate credit rating on both CNH Industrial N.V. and CNH Industrial Capital LLC from “BB+” to “BBB-” with stable outlook. The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The issue-level ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC were also raised to “BBB-”.

Segment Results

CNH INDUSTRIAL
Revenues by Segment ($ million)
Six Months Ended June 30,					Three Months Ended June 30,
2017	2016	% change	% change excl. FX(1)		2017	2016	% change	% change excl. FX(1)
5,239	4,932	6.2	5.6	Agricultural Equipment	2,893	2,808	3.0	3.3
1,199	1,131	6.0	5.8	Construction Equipment	676	595	13.6	13.5
4,666	4,640	0.6	2.9	Commercial Vehicles	2,575	2,595	-0.8	1.4
2,138	1,905	12.2	15.3	Powertrain	1,136	1,023	11.0	13.8
(1,203)	(1,082)	-	-	Eliminations and other	(625)	(571)	-	-
12,039	11,526	4.5	5.4	Total Industrial Activities	6,655	6,450	3.2	4.5
796	787	1.1	-0.5	Financial Services	400	399	0.3	-
(206)	(188)	-	-	Eliminations and other	(107)	(96)	-	-
12,629	12,125	4.2	4.9	Total	6,948	6,753	2.9	3.8

(1)   “Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2017 SECOND QUARTER RESULTS

CNH INDUSTRIAL
Operating Profit (loss)(1) by Segment ($ million)
Six Months Ended June 30,						Three Months Ended June 30,
2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin		2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin
462	391	71	8.8%	7.9%	Agricultural Equipment	303	301	2	10.5%	10.7%
(5)	31	-36	(0.4)%	2.7%	Construction Equipment	17	17	-	2.5%	2.9%
119	138	-19	2.6%	3.0%	Commercial Vehicles	91	100	-9	3.5%	3.9%
172	119	53	8.0%	6.2%	Powertrain	98	66	32	8.6%	6.5%
(48)	(48)	-	-	-	Eliminations and other	(28)	(31)	3	-	-
700	631	69	5.8%	5.5%	Total Industrial Activities	481	453	28	7.2%	7.0%
245	249	-4	30.8%	31.6%	Financial Services	125	119	6	31.3%	29.8%
(165)	(160)	-5	-	-	Eliminations and other	(83)	(84)	1	-	-
780	720	60	6.2%	5.9%	Total	523	488	35	7.5%	7.2%

(1)   Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales increased 3.0% in the second quarter of 2017 compared to the second quarter of 2016 (up 3.3% on a constant currency basis), as a result of a strong rebound in demand in LATAM. Net sales increased in APAC, mainly driven by favorable volume in Australia, and in the EMEA region. Net sales, as forecast, were down in NAFTA due to unfavorable industry volume in the small grain and hay & forage product lines.

Operating profit was $303 million in the second quarter ($301 million in the second quarter of 2016), with an operating margin of 10.5% (down 0.2 p.p. compared to the second quarter of 2016). Favorable volume in LATAM including improved fixed cost absorption, and disciplined net price realization across all regions, offset negative volume and mix in NAFTA and increased spending on research and development.

Construction Equipment’s net sales increased 13.6% in the second quarter of 2017 compared to the second quarter of 2016 (up 13.5% on a constant currency basis), as a result of a strengthening of NAFTA and APAC markets.

Operating profit was $17 million in the second quarter of 2017, flat compared to the second quarter of 2016, with an operating margin of 2.5% (down 0.4 p.p. compared to the second quarter of 2016). The favorable volume trend was offset by foreign exchange impact on product cost. Net pricing was stable across the major markets.

Commercial Vehicles’ net sales decreased 0.8% in the second quarter of 2017 compared to the second quarter of 2016 (up 1.4% on a constant currency basis). Higher volumes in APAC and LATAM were more than offset by lower truck and bus volume in EMEA, mainly due to the 2016 Euro VI pre-buy effect in the light vehicle range.

Operating profit was $91 million for the second quarter of 2017 ($100 million in the second quarter of 2016), with an operating margin of 3.5% (down 0.4 p.p. compared to the second quarter of 2016). The decrease was primarily due to lower volume and unfavorable mix in EMEA, partially offset by manufacturing efficiencies and material cost reductions.

2017 SECOND QUARTER RESULTS

Powertrain’s net sales increased 11.0% in the second quarter of 2017 compared to the second quarter of 2016 (up 13.8% on a constant currency basis), as a result of higher volumes. Sales to external customers accounted for 47% of total net sales (46% in the second quarter of 2016).

Operating profit was $98 million for the second quarter of 2017, a $32 million increase compared to the second quarter of 2016, with an operating margin of 8.6%, up 2.1 p.p. compared to the second quarter of 2016 as a result of higher volumes and manufacturing efficiencies.

Financial Services’ revenues totaled $400 million in the second quarter of 2017, flat compared to the second quarter of 2016. In the second quarter of 2017, retail loan originations (including unconsolidated joint ventures) were $2.3 billion, flat compared to the second quarter of 2016. The managed portfolio (including unconsolidated joint ventures) was $25.6 billion as of June 30, 2017 (of which retail was 63% and wholesale 37%), up $0.3 billion compared to June 30, 2016.

Net income was $87 million in the second quarter of 2017, flat compared to the second quarter of 2016.

2017 Outlook

During the first half of 2017, market conditions across our major segments have been better than originally expected, despite continued inventory destocking efforts in high horsepower tractors in NAFTA row crop, weakened demand in hay & forage product lines, and persisting end-market weakness in France. Therefore, the Company is leading its 2017 guidance for sales and EPS to the upper end of the range while keeping the net industrial debt guidance unchanged as follows:

•	Net sales of Industrial Activities of approximately $24 billion;

•	Adjusted diluted EPS(1) of approximately $0.41;

•	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

(1)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2017 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2017 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q2_2017 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

•

Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•

Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•

Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

2017 SECOND QUARTER RESULTS

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of “Brexit”, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended

2017 SECOND QUARTER RESULTS

December 31, 2016, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386 United States

Laura Overall	Noah Weiss
Tel: +44 207 7660 338	Tel: +1 630 887 3745

E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended June 30, 2017 and 2016 and For The Six Months Ended June 30, 2017

and 2016

(Unaudited)

(U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2017	2016	2017	2016
Revenues
Net sales	6,655	6,450	12,039	11,526
Finance and interest income	293	303	590	599
TOTAL REVENUES	6,948	6,753	12,629	12,125
Costs and Expenses
Cost of goods sold	5,427	5,252	9,924	9,490
Selling, general and administrative expenses	575	595	1,117	1,141
Research and development expenses	228	225	419	408
Restructuring expenses	12	10	24	25
Interest expense(1)	234	240	453	470
Other, net(2)	139	190	280	820
TOTAL COSTS AND EXPENSES	6,615	6,512	12,217	12,354
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	333	241	412	(229)
Income tax (expense)	(113)	(107)	(161)	(147)
Equity in income of unconsolidated subsidiaries and affiliates(3)	27	(5)	45	(8)
NET INCOME (LOSS)	247	129	296	(384)
Net income (loss) attributable to noncontrolling interests	5	3	8	2
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	242	126	288	(386)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.18	0.10	0.21	(0.28)
Diluted	0.18	0.10	0.21	(0.28)

Cash dividends declared per common share	0.118	0.148	0.118	0.148

Notes:

(1)

In the three and six months ended June 30, 2017, Interest expense includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

(2)	In the three and six months ended June 30, 2016, Other, net included the non-recurring charge of $49 million and $551 million, respectively, related to the European Commission settlement.
(3)

In the three and six months ended June 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	4,601	5,017
Restricted cash	690	837
Trade receivables, net	656	623
Financing receivables, net	18,939	18,662
Inventories, net	6,965	5,609
Property, plant and equipment, net	6,794	6,397
Investments in unconsolidated subsidiaries and affiliates	532	487
Equipment under operating leases	1,928	1,907
Goodwill	2,463	2,449
Other intangible assets, net	776	787
Deferred tax assets	1,000	937
Derivative assets	88	95
Other assets	1,832	1,740
TOTAL ASSETS	47,264	45,547
LIABILITIES AND EQUITY
Debt	25,474	25,276
Trade payables	6,129	5,185
Deferred tax liabilities	98	84
Pension, postretirement and other postemployment benefits	2,328	2,276
Derivative liabilities	94	249
Other liabilities	8,661	8,005
Total Liabilities	42,784	41,075
Redeemable noncontrolling interest	23	21
Common shares, €0.01, par value; outstanding 1,364,122,455 common shares and 396,237,285 special voting shares at 06/30/2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares at 12/31/2016	25	25
Treasury stock, at cost: 9,674 common shares at 06/30/2017 and 1,278,708 common shares at 12/31/2016	—	(9)
Additional paid in capital	4,413	4,408
Retained earnings	1,914	1,787
Accumulated other comprehensive loss	(1,902)	(1,767)
Noncontrolling interests	7	7
Equity	4,457	4,451
TOTAL LIABILITIES AND EQUITY	47,264	45,547

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Six Months Ended June 30,
($ million)	2017	2016
Operating activities:
Net income (loss)	296	(384)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	354	358
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	280	271
Loss from disposal of assets	12	2
Loss on repurchase/early redemption of Notes	17	-
Undistributed income (loss) of unconsolidated subsidiaries	(10)	65
Other non-cash items	87	116
Changes in operating assets and liabilities:
Provisions	41	507
Deferred income taxes	(85)	9
Trade and financing receivables related to sales, net	(291)	(276)
Inventories, net	(1,057)	(806)
Trade payables	617	394
Other assets and liabilities	6	222
NET CASH PROVIDED BY OPERATING ACTIVITIES	267	478
Investing activities:
Additions to retail receivables	(1,806)	(1,781)
Collections of retail receivables	2,190	2,328
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	8
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	377	323
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(165)	(172)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(850)	(669)
Other	145	(148)
NET CASH USED IN INVESTING ACTIVITIES	(107)	(111)
Financing activities:
Proceeds from long-term debt	7,395	5,417
Payment of long-term debt	(8,104)	(5,981)
Net increase (decrease) in other financial liabilities	90	(192)
Dividends paid	(165)	(204)
Other	(5)	(58)
NET CASH USED IN FINANCING ACTIVITIES	(789)	(1,018)
Effect of foreign exchange rate changes on cash and cash equivalents	213	149
DECREASE IN CASH AND CASH EQUIVALENTS	(416)	(502)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,017	5,384
CASH AND CASH EQUIVALENTS, END OF PERIOD	4,601	4,882

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended June 30, 2017 and 2016 and For The Six Months Ended June 30, 2017

and 2016

(Unaudited)

(U.S. GAAP)

			Industrial Activities		Financial Services
($ million)	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Revenues
Net sales	6,655	6,450	12,039	11,526	-	-	-	-
Finance and interest income	29	33	65	64	400	399	796	787
TOTAL REVENUES	6,684	6,483	12,104	11,590	400	399	796	787
Costs and Expenses
Cost of goods sold	5,427	5,252	9,924	9,490	-	-	-	-
Selling, general and administrative expenses	519	520	996	997	56	75	121	144
Research and development expenses	228	225	419	408	-	-	-	-
Restructuring expenses	11	9	22	24	1	1	2	1
Interest expense	150	152	289	302	137	132	268	258
Interest compensation to Financial Services	84	85	166	161	-	-	-	-
Other, net	53	116	116	681	85	74	165	140
TOTAL COSTS AND EXPENSES	6,472	6,359	11,932	12,063	279	282	556	543
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	212	124	172	(473)	121	117	240	244
Income tax (expense)	(72)	(70)	(82)	(64)	(41)	(37)	(79)	(83)
Equity in income of unconsolidated subsidiaries and affiliates	20	(12)	32	(21)	7	7	13	13
Results from intersegment investments	87	87	174	174	-	-	-	-
NET INCOME (LOSS)	247	129	296	(384)	87	87	174	174

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	4,085	4,649	516	368
Restricted cash	6	-	684	837
Trade receivables	626	596	54	58
Financing receivables	1,373	1,592	19,687	19,546
Inventories, net	6,767	5,396	198	213
Property, plant and equipment, net	6,792	6,395	2	2
Investments in unconsolidated subsidiaries and affiliates	3,008	2,886	181	153
Equipment under operating leases	31	17	1,897	1,890
Goodwill	2,309	2,296	154	153
Other intangible assets, net	763	772	13	15
Deferred tax assets	1,161	1,060	205	188
Derivative assets	83	98	16	8
Other assets	1,718	1,505	334	382
TOTAL ASSETS	28,722	27,262	23,941	23,813
LIABILITY AND EQUITY
Debt	7,468	7,691	20,127	20,061
Trade payables	6,020	5,042	137	180
Deferred tax liabilities	157	84	308	310
Pension, postretirement and other postemployment benefits	2,300	2,256	28	20
Derivative liabilities	91	239	14	21
Other liabilities	8,206	7,478	671	669
Total Liabilities	24,242	22,790	21,285	21,261
Redeemable noncontrolling interest	23	21	-	-
Equity	4,457	4,451	2,656	2,552
TOTAL LIABILITIES AND EQUITY	28,722	27,262	23,941	23,813

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Six Months Ended June 30,		Six Months Ended June 30,
Operating activities:	2017	2016	2017	2016
Net income (loss)	296	(384)	174	174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	352	355	2	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	152	146	128	125
Loss from disposal of assets	12	2	-	-
Loss on repurchase/early redemption of Notes	17	-	-	-
Undistributed income (loss) of unconsolidated subsidiaries	(2)	63	(13)	(13)
Other non-cash items	48	54	39	62
Changes in operating assets and liabilities:
Provisions	45	514	(4)	(7)
Deferred income taxes	(73)	(1)	(12)	10
Trade and financing receivables related to sales, net	(2)	(113)	(284)	(158)
Inventories, net	(1,073)	(791)	16	(15)
Trade payables	658	447	(45)	(58)
Other assets and liabilities	(52)	30	57	192
NET CASH PROVIDED BY OPERATING ACTIVITIES	378	322	58	315
Investing activities:
Additions to retail receivables	-	-	(1,806)	(1,781)
Collections of retail receivables	-	-	2,190	2,328
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	8	-	-
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	144	152	233	171
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(165)	(172)	-	-
Expenditures for assets under operating leases and assets sold under buy-back commitments	(496)	(338)	(354)	(331)
Other	(139)	(91)	255	(57)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(654)	(441)	518	330
Financing activities:
Proceeds from long-term debt	713	978	6,682	4,439
Payment of long-term debt	(973)	(794)	(7,131)	(5,187)
Net increase (decrease) in other financial liabilities	(67)	(127)	157	(65)
Dividends paid	(165)	(204)	(169)	(159)
Other	(5)	(58)	29	-
NET CASH USED IN FINANCING ACTIVITIES	(497)	(205)	(432)	(972)
Effect of foreign exchange rate changes on cash and cash equivalents	209	103	4	46
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(564)	(221)	148	(281)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,649	4,551	368	833
CASH AND CASH EQUIVALENTS, END OF PERIOD	4,085	4,330	516	552

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

Six Months Ended June 30,			Three Months Ended June 30,
2017	2016		2017	2016
780	720	Total Operating Profit	523	488
24	25	Restructuring expenses	12	10
225	239	Interest expenses of Industrial Activities, net of interest income and eliminations(1)	122	120
(119)	(685)	Other, net(2)	(56)	(117)
412	(229)	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	333	241
(161)	(147)	Income tax (expense)	(113)	(107)
45	(8)	Equity in income of unconsolidated subsidiaries and affiliates(3)	27	(5)
296	(384)	Net income (loss)	247	129

(1)   In the three and six months ended June 2017, Interest expenses includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

(2)   In the three and six months ended June 2016, Other, net included the non-recurring charge of $49 million and $551 million, respectively, related to the European Commission settlement.

(3)   In the three and six months ended June 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

CNH INDUSTRIAL Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

		Consolidated	Industrial Activities		Financial Activities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Third party debt	25,474	25,276	6,665	6,694	18,809	18,582
Intersegment notes payable	-	-	803	997	1,318	1,479
Total Debt(1)	25,474	25,276	7,468	7,691	20,127	20,061
Less: Cash and cash equivalents	4,601	5,017	4,085	4,649	516	368
Restricted cash	690	837	6	-	684	837
Intersegment notes receivable	-	-	1,318	1,479	803	997
Derivatives hedging debt	(5)	2	(5)	2	-	-
Net debt (cash)(2)	20,188	19,420	2,064	1,561	18,124	17,859

(1)   Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $803 million and $997 million as of June 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,318 million and $1,479 million as of June 30, 2017 and December 31, 2016, respectively.

(2)   The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $515 million and $482 million as of June 30, 2017 and December 31, 2016, respectively.

CNH INDUSTRIAL Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	June 30, 2017	March 31, 2017	December 31, 2016
Cash and cash equivalents	4,601	3,924	5,017
Restricted cash	690	743	837
Undrawn committed facilities	3,033	2,887	2,890
Available liquidity	8,324	7,554	8,744

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Change in Net Industrial Debt under U.S. GAAP ($ million)
Six Months Ended June 30,			Three Months Ended June 30,
2017	2016		2017	2016
(1,561)	(1,578)	Net industrial (debt)/cash at beginning of period	(2,123)	(2,470)
296	(384)	Net income (loss)	247	129
-	551	Add back European Commission settlement	-	49
17	-	Add back cost of repurchase/early redemption of 2017 Notes(1)	17	-
352	355	Amortization and depreciation(2)	176	178
(49)	99	Changes in provisions and similar(3)	44	137
(597)	(484)	Change in working capital	29	189
(165)	(172)	Investments in property, plant and equipment, and intangible assets(2)	(91)	(92)
36	15	Other changes	1	12
(110)	(20)	Net industrial cash flow	423	602
(170)	(218)	Capital increases and dividends(4)	(169)	(211)
(223)	(319)	Currency translation differences and other(5)	(195)	(56)
(503)	(557)	Change in Net industrial debt	59	335
(2,064)	(2,135)	Net industrial (debt)/cash at end of period	(2,064)	(2,135)

(1)   Add back item to be excluded from the calculation of net industrial cash flow.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(4)   This item also includes share buy-back transactions.

(5)   In the three and six months ended June 30, 2017, this item also includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to the most comparable GAAP financial measure and determination of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

Six Months Ended June 30,			Three Months Ended June 30,
2017	2016		2017	2016
296	(384)	Net income (loss)	247	129
41	576	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	29	59
(13)	(3)	Adjustments impacting Income tax (expense) (b)	(10)	-
-	28	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c)	-	28
324	217	Adjusted net income	266	216
316	215	Adjusted net income attributable to CNH Industrial N.V.	261	213
1,366	1,364	Weighted average shares outstanding – diluted (million)	1,367	1,364
0.23	0.16	Adjusted diluted EPS ($)	0.19	0.16

412	(229)	Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	333	241
41	576	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	29	59
453	347	Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	362	300

(161)	(147)	Income tax (expense)	(113)	(107)
(13)	(3)	Adjustments impacting Income tax (expense) (b)	(10)	-
(174)	(150)	Adjusted income tax (expense) (B)	(123)	(107)

38%	43%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	34%	36%

a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
24	25	Restructuring expenses	12	10
-	551	European Commission settlement	-	49
17	-	Cost of repurchase/early redemption of 2017 Notes	17	-
41	576	Total	29	59
b) Adjustments impacting Income tax (expense)
(13)	(3)	Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(10)	-
(13)	(3)	Total	(10)	-
c) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates
-	28	Negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business	-	28
-	28	Total	-	28

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Revenues by Segment under EU-IFRS ($ million)
Six Months Ended June 30,				Three Months Ended June 30,
2017	2016	% change		2017	2016	% change
5,239	4,932	6.2	Agricultural Equipment	2,893	2,808	3.0
1,199	1,131	6.0	Construction Equipment	676	595	13.6
4,778	4,746	0.7	Commercial Vehicles	2,636	2,649	-0.5
2,139	1,909	12.0	Powertrain	1,137	1,025	10.9
(1,203)	(1,082)	-	Eliminations and other	(625)	(571)	-
12,152	11,636	4.4	Total of Industrial Activities	6,717	6,506	3.2
1,017	950	7.1	Financial Services	503	495	1.6
(246)	(225)	-	Eliminations and other	(126)	(115)	-
12,923	12,361	4.5	Total	7,094	6,886	3.0

CNH INDUSTRIAL
Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)
Six Months Ended June 30,				Three Months Ended June 30,
2017	2016	Change		2017	2016	Change
309	247	62	Agricultural Equipment	238	228	10
(42)	(9)	-33	Construction Equipment	-	(3)	3
64	93	-29	Commercial Vehicles	67	78	-11
160	110	50	Powertrain	93	64	29
(55)	(48)	-7	Eliminations and other	(34)	(31)	-3
436	393	43	Total of Industrial Activities	364	336	28
242	245	-3	Financial Services	122	118	4
-	-	-	Eliminations and other	-	-	-
678	638	40	Total	486	454	32
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL
Key Balance Sheet data under EU-IFRS ($ million)
	June 30, 2017	March 31, 2017	December 31, 2016
Total Assets	49,598	47,270	47,834
Total Equity	6,711	6,728	6,634
Equity attributable to CNH Industrial N.V.	6,699	6,717	6,623
Net debt	(20,301)	(20,059)	(19,734)
Of which Net industrial debt(1)	(2,132)	(2,307)	(1,822)
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Six Months Ended June 30,			Three Months Ended June 30,
2017	2016		2017	2016
296	(384)	Net income (loss) in accordance with U.S. GAAP	247	129
		Adjustments to conform with EU-IFRS:
(64)	(54)	Development costs	(22)	(14)
26	26	Other adjustments	16	6
8	3	Tax impact on adjustments	(2)	(7)
(9)	2	Deferred tax assets and tax contingencies recognition	(5)	9
(39)	(23)	Total adjustments	(13)	(6)
257	(407)	Profit (loss) in accordance with EU-IFRS	234	123

CNH INDUSTRIAL Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	June 30, 2017	December 31, 2016
Total Equity under U.S. GAAP	4,457	4,451
Adjustments to conform with EU-IFRS:
Development costs	2,440	2,374
Other adjustments	(136)	(121)
Tax impact on adjustments	(701)	(655)
Deferred tax assets and tax contingencies recognition	651	585
Total adjustments	2,254	2,183
Total Equity under EU-IFRS	6,711	6,634

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2017		At December 31, 2016	Six Months Ended June 30, 2016
	Average	At June 30		Average	At June 30
Euro	0.923	0.876	0.949	0.896	0.901
Pound sterling	0.795	0.771	0.812	0.698	0.744
Swiss franc	0.994	0.958	1.019	0.982	0.979
Polish zloty	3.942	3.703	4.184	3.914	3.996
Brazilian real	3.179	3.295	3.254	3.701	3.233
Canadian dollar	1.335	1.296	1.346	1.330	1.296
Argentine peso	15.694	16.476	15.850	14.314	14.951
Turkish lira	3.637	3.517	3.517	2.920	2.888

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended June 30, 2017 and 2016 and For The Six Months Ended June 30, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2017	2016	2017	2016
Net revenues	7,094	6,886	12,923	12,361
Cost of sales	5,778	5,606	10,636	10,142
Selling, general and administrative costs	558	559	1,074	1,073
Research and development costs	255	245	495	470
Other income/(expenses)	(17)	(22)	(40)	(38)
TRADING PROFIT/(LOSS)	486	454	678	638
Gains/(losses) on the disposal of investments	-	-	-	-
Restructuring costs	10	10	23	25
Other unusual income/(expenses)(1)	-	(50)	8	(554)
OPERATING PROFIT/(LOSS)	476	394	663	59
Financial income/(expenses)(2)	(151)	(149)	(292)	(305)
Result from investments(3):	29	(17)	48	(19)
Share of the profit/(loss) of investees accounted for using the equity method	29	(17)	48	(19)
Other income/(expenses) from investments	-	-	-	-
PROFIT/(LOSS) BEFORE TAXES	354	228	419	(265)
Income tax (expense)	(120)	(105)	(162)	(142)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	234	123	257	(407)
PROFIT/(LOSS) FOR THE PERIOD	234	123	257	(407)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	229	119	249	(410)
Non-controlling interests	5	4	8	3

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.17	0.09	0.18	(0.30)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.17	0.09	0.18	(0.30)

Notes:

(1)

In the three and six months ended June 30, 2016, Other unusual income/(expenses) included the non-recurring charge of $49 million and $551 million, respectively, related to the European Commission settlement.

(2)

In the three and six months ended June 30, 2017, Financial income/(expenses) includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

(3)	In the three and six months ended June 30, 2016, Result from investments included a negative impact of $42 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2017 and December 31, 2016

(Unaudited)

(EU-IFRS)

($ million)	June 30, 2017	December 31, 2016
ASSETS
Intangible assets	5,578	5,504
Property, plant and equipment	6,636	6,278
Investments and other financial assets:	597	554
Investments accounted for using the equity method	553	505
Other investments and financial assets	44	49
Leased assets	1,928	1,907
Defined benefit plan assets	5	5
Deferred tax assets	994	959
Total Non-current assets	15,738	15,207
Inventories	7,127	5,732
Trade receivables	656	623
Receivables from financing activities	18,939	18,662
Current tax receivables	258	430
Other current assets	1,474	1,209
Current financial assets:	88	95
Current securities	-	-
Other financial assets	88	95
Cash and cash equivalents	5,291	5,854
Total Current assets	33,833	32,605
Assets held for sale	27	22
TOTAL ASSETS	49,598	47,834
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,699	6,623
Non-controlling interests	12	11
Total Equity	6,711	6,634
Provisions:	5,972	5,687
Employee benefits	2,522	2,532
Other provisions	3,450	3,155
Debt:	25,586	25,434
Asset-backed financing	11,462	11,784
Other debt	14,124	13,650
Other financial liabilities	94	249
Trade payables	6,129	5,185
Current tax payables	90	229
Deferred tax liabilities	162	188
Other current liabilities	4,854	4,228
Liabilities held for sale	-	-
Total Liabilities	42,887	41,200
TOTAL EQUITY AND LIABILITIES	49,598	47,834

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Six Months Ended June 30,
($ million)	2017	2016
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,854	6,311
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	257	(407)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	585	599
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	-	1
Other non-cash items	(4)	102
Loss on repurchase/early redemption of Notes	17	-
Dividends received	35	57
Change in provisions	(13)	459
Change in deferred income taxes	(77)	32
Change in items due to buy-back commitments(1)	21	84
Change in operating lease items(2)	10	(49)
Change in working capital	(415)	(559)
TOTAL	416	319
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(335)	(363)
Consolidated subsidiaries and other equity investments	(4)	5
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	8
Net change in receivables from financing activities	176	399
Change in current securities	-	16
Other changes	(105)	(144)
TOTAL	(266)	(79)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	1,141	1,058
Repayment of bonds	(1,153)	(263)
Issuance of other medium-term borrowings (net of repayment)	(24)	(335)
Net change in other financial payables and other financial assets/liabilities	(734)	(1,076)
Capital increase	11	-
Dividends paid	(165)	(204)
(Purchase)/sale of treasury shares	(16)	(14)
(Purchase)/sale of ownership interests in subsidiaries	-	(44)
TOTAL	(940)	(878)
Translation exchange differences	227	143
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(563)	(495)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,291	5,816

(1)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.